UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
12 November 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Regulus Therapeutics Inc.

File Nos. 333-183384, 333-189607, and 1-35670
CF# 32647

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Regulus Therapeutics Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 17, 2012, as amended; Form S-1 filed on June 26, 2013; and Form 8-K filed on August 7, 2013.

Based on representations by Regulus Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.13	S-1	August 17, 2012	through June 22, 2018
10.17	S-1	August 17, 2012	through June 22, 2018
10.18	S-1	August 17, 2012	through June 22, 2018
10.19	S-1	August 17, 2012	through June 22, 2018
10.20	S-1	August 17, 2012	through June 22, 2018
10.21	S-1	August 17, 2012	through June 22, 2018
10.22	S-1	August 17, 2012	through June 22, 2018
10.23	S-1	August 17, 2012	through June 22, 2018
10.24	S-1	August 17, 2012	through June 22, 2018
10.25	S-1	August 17, 2012	through June 22, 2018
10.27	S-1	August 17, 2012	through June 22, 2018
10.28	S-1	August 17, 2012	through June 22, 2018
10.29	S-1	August 17, 2012	through June 22, 2018
10.30	S-1	August 17, 2012	through June 22, 2018
10.31	S-1	August 17, 2012	through July 27, 2018
10.32	S-1	August 17, 2012	through July 27, 2018
10.35	S-1	August 17, 2012	through July 27, 2018
10.46	S-1	June 26, 2013	through July 27, 2018
99.1	8-K	August 7, 2013	through June 22, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary